GMAC RFC

Distribution Information	**Deal Information**

<table>
<tr><td>

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance

20. Comments

</td><td>

Deal Name:	Residential Asset Mtge Products, 2006-RS3
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	05/09/2006
First Distribution Date:	05/25/2006
Determination Date:	10/20/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Trustee:	The Bank Of New York Trust Co
Main Telephone:	7132162177
GMAC-RFC	
Bond Administrator:	Howard Levine
Telephone:	818-260-1493
Pool(s) :	40340,40339

</td></tr>
</table>

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RS3
October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75156VAA3	224,798,000.00	168,896,601.84	5.41000000	18,743,490.02	761,442.18	19,504,932.20	0.00	0.00	0.00	150,153,111.82
A-2	75156VAB1	191,064,000.00	191,064,000.00	5.47000000	0.00	870,933.40	870,933.40	0.00	0.00	0.00	191,064,000.00
A-3	75156VAC9	106,683,000.00	106,683,000.00	5.53000000	0.00	491,630.83	491,630.83	0.00	0.00	0.00	106,683,000.00
A-4	75156VAD7	146,662,000.00	146,662,000.00	5.63000000	0.00	688,089.22	688,089.22	0.00	0.00	0.00	146,662,000.00
M-1	75156VAE5	15,380,000.00	15,380,000.00	5.66000000	0.00	72,542.33	72,542.33	0.00	0.00	0.00	15,380,000.00
M-2	75156VAF2	13,879,000.00	13,879,000.00	5.69000000	0.00	65,809.59	65,809.59	0.00	0.00	0.00	13,879,000.00
M-3	75156VAG0	8,253,000.00	8,253,000.00	5.72000000	0.00	39,339.30	39,339.30	0.00	0.00	0.00	8,253,000.00
M-4	75156VAH8	7,502,000.00	7,502,000.00	5.78000000	0.00	36,134.63	36,134.63	0.00	0.00	0.00	7,502,000.00
M-5	75156VAJ4	7,127,000.00	7,127,000.00	5.82000000	0.00	34,565.95	34,565.95	0.00	0.00	0.00	7,127,000.00
M-6	75156VAK1	5,252,000.00	5,252,000.00	5.88000000	0.00	25,734.80	25,734.80	0.00	0.00	0.00	5,252,000.00
M-7	75156VAL9	3,751,000.00	3,751,000.00	6.43000000	0.00	20,099.11	20,099.11	0.00	0.00	0.00	3,751,000.00
M-8	75156VAM7	3,751,000.00	3,751,000.00	6.58000000	0.00	20,567.98	20,567.98	0.00	0.00	0.00	3,751,000.00
M-9	75156VAN5	7,502,000.00	7,502,000.00	7.20691398	0.00	46,449.88	46,449.88	0.00	0.00	0.00	7,502,000.00
SB	75156VAP0	8,627,747.89	8,627,665.10	0.00000000	0.00	1,030,842.89	1,030,842.89	0.00	0.00	0.00	8,627,665.10
R-I	75156VAQ8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75156VAR6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**750,231,747.89**	**694,330,266.94**		**18,743,490.02**	**4,204,182.09**	**22,947,672.11**	**0.00**	**0.00**	**0.00**	**675,586,776.92**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75156VAA3	751.32608760	83.37925613	3.38722845	86.76648458	0.00000000	0.00000000	667.94683147
A-2	75156VAB1	1,000.00000000	0.00000000	4.55833333	4.55833333	0.00000000	0.00000000	1,000.00000000
A-3	75156VAC9	1,000.00000000	0.00000000	4.60833338	4.60833338	0.00000000	0.00000000	1,000.00000000
A-4	75156VAD7	1,000.00000000	0.00000000	4.69166669	4.69166669	0.00000000	0.00000000	1,000.00000000
M-1	75156VAE5	1,000.00000000	0.00000000	4.71666645	4.71666645	0.00000000	0.00000000	1,000.00000000
M-2	75156VAF2	1,000.00000000	0.00000000	4.74166655	4.74166655	0.00000000	0.00000000	1,000.00000000
M-3	75156VAG0	1,000.00000000	0.00000000	4.76666667	4.76666667	0.00000000	0.00000000	1,000.00000000
M-4	75156VAH8	1,000.00000000	0.00000000	4.81666622	4.81666622	0.00000000	0.00000000	1,000.00000000
M-5	75156VAJ4	1,000.00000000	0.00000000	4.85000000	4.85000000	0.00000000	0.00000000	1,000.00000000
M-6	75156VAK1	1,000.00000000	0.00000000	4.90000000	4.90000000	0.00000000	0.00000000	1,000.00000000
M-7	75156VAL9	1,000.00000000	0.00000000	5.35833378	5.35833378	0.00000000	0.00000000	1,000.00000000
M-8	75156VAM7	1,000.00000000	0.00000000	5.48333244	5.48333244	0.00000000	0.00000000	1,000.00000000
M-9	75156VAN5	1,000.00000000	0.00000000	6.19166622	6.19166622	0.00000000	0.00000000	1,000.00000000
SB [1]	75156VAP0							
R-I	75156VAQ8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75156VAR6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	90.05041160%
Group I Factor :	90.53196144%
Group II Factor :	89.15350851%

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RS3

October 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/25/2006	10/24/2006	Actual/360	168,896,601.84	5.41000000	761,442.18	0.00	0.00	0.00	0.00	761,442.18	0.00
A-2	09/25/2006	10/24/2006	Actual/360	191,064,000.00	5.47000000	870,933.40	0.00	0.00	0.00	0.00	870,933.40	0.00
A-3	09/25/2006	10/24/2006	Actual/360	106,683,000.00	5.53000000	491,630.83	0.00	0.00	0.00	0.00	491,630.83	0.00
A-4	09/25/2006	10/24/2006	Actual/360	146,662,000.00	5.63000000	688,089.22	0.00	0.00	0.00	0.00	688,089.22	0.00
M-1	09/25/2006	10/24/2006	Actual/360	15,380,000.00	5.66000000	72,542.33	0.00	0.00	0.00	0.00	72,542.33	0.00
M-2	09/25/2006	10/24/2006	Actual/360	13,879,000.00	5.69000000	65,809.59	0.00	0.00	0.00	0.00	65,809.59	0.00
M-3	09/25/2006	10/24/2006	Actual/360	8,253,000.00	5.72000000	39,339.30	0.00	0.00	0.00	0.00	39,339.30	0.00
M-4	09/25/2006	10/24/2006	Actual/360	7,502,000.00	5.78000000	36,134.63	0.00	0.00	0.00	0.00	36,134.63	0.00
M-5	09/25/2006	10/24/2006	Actual/360	7,127,000.00	5.82000000	34,565.95	0.00	0.00	0.00	0.00	34,565.95	0.00
M-6	09/25/2006	10/24/2006	Actual/360	5,252,000.00	5.88000000	25,734.80	0.00	0.00	0.00	0.00	25,734.80	0.00
M-7	09/25/2006	10/24/2006	Actual/360	3,751,000.00	6.43000000	20,099.11	0.00	0.00	0.00	0.00	20,099.11	0.00
M-8	09/25/2006	10/24/2006	Actual/360	3,751,000.00	6.58000000	20,567.98	0.00	0.00	0.00	0.00	20,567.98	0.00
M-9	09/25/2006	10/24/2006	Actual/360	7,502,000.00	7.20691398	46,449.88	0.00	0.00	0.00	0.00	46,449.88	0.00
SB	09/01/2006	09/30/2006	30/360	8,627,665.10	0.00000000	0.00	0.00	0.00	0.00	1,030,842.89	1,030,842.89	0.00
Deal Totals				**694,330,266.94**		**3,173,339.20**	**0.00**	**0.00**	**0.00**	**1,030,842.89**	**4,204,182.09**	**0.00**

Current Index Rates

Index Type	Rate	Classes
CM-LIB TEL 25 - 2 BD	5.33000000	A-1, A-2, A-4, M-2, M-4, M-6, M-8, A-3, M-9, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	96,727.30	934,115.59	1,030,842.89
Deal Totals	**96,727.30**	**934,115.59**	**1,030,842.89**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Group I	31,660.01	31,660.01	0.00	0	0.00	105,478.39	0.00	142,825.11	453.91	0.00	0.00
Group II	14,553.60	14,553.58	0.02	0	0.00	75,316.60	0.00	146,954.47	3,968.29	0.00	0.00
Deal Totals	**46,213.61**	**46,213.59**	**0.02**	**0**	**0.00**	**180,794.99**	**0.00**	**289,779.58**	**4,422.20**	**0.00**	**0.00**



7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-0.00
A-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-0.00
A-4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	A-0.00
M-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-6	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-7	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-8	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	M-0.00
M-9	0.00	0.00	0.00	0.00	0.00	1,394.66	0.00	0.00	1,394.66	M-0.00
SB	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	SB-0.00
R-I	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	R-0.00
R-II	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	R-0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**1,394.66**	**0.00**	**0.00**	**1,394.66**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Group I	2,323	488,145,193.71	2,201	453,695,907.17	276	94,460.74	36	9,565,235.37	4	1,929,014.26	0	0.00	2,161	441,927,418.53
Group II	1,176	262,086,554.18	1,104	240,634,359.77	114	9,384.84	18	5,109,689.03	7	1,738,962.33	1	59,355.00	1,078	233,659,358.39
Deal Totals	**3,499**	**750,231,747.89**	**3,305**	**694,330,266.94**	**390**	**103,845.58**	**54**	**14,674,924.40**	**11**	**3,667,976.59**	**1**	**59,355.00**	**3,239**	**675,586,776.92**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I	7.49689735	7.49291433	348.73	347.97	7.15094135	7.14691412	7.15094135	7.20691398	7.25715127
Group II	7.90238912	7.90247305	354.61	351.13	7.45740118	7.45708339	7.45740118	7.20691398	7.25715127
Deal Totals	**7.63742882**	**7.63456487**	**350.76**	**349.06**	**7.25715127**	**7.25418968**	**7.25715127**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Group-I	26.70%	23.65%	17.66%		17.66%
Group-II	29.54%	22.56%	20.29%		20.29%
Deal Totals	**27.70%**	**23.27%**	**18.58%**		**18.58%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I	Count	3	0	0	1	4
	Scheduled Balance	929,015.26	0.00	0.00	999,999.00	1,929,014.26
Group II	Count	6	0	1	0	7
	Scheduled Balance	933,362.33	0.00	805,600.00	0.00	1,738,962.33
Deal Totals	**Count**	**9**	**0**	**1**	**1**	**11**
	Scheduled Balance	**1,862,377.59**	**0.00**	**805,600.00**	**999,999.00**	**3,667,976.59**

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,046	631,902,595.81	1	108,729.76	0	0.00	0	0.00	0.00	3,047	632,011,325.57
30 days	74	17,777,972.76	1	266,075.24	0	0.00	0	0.00	0.00	75	18,044,048.00
60 days	42	8,481,467.10	0	0.00	3	678,033.58	0	0.00	0.00	45	9,159,500.68
90 days	12	2,850,470.50	1	72,391.62	12	2,174,588.36	0	0.00	0.00	25	5,097,450.48
120 days	7	1,573,438.29	2	309,941.98	16	3,951,408.58	1	214,782.70	215,701.31	26	6,049,571.55
150 days	1	144,000.00	1	166,224.68	9	3,008,583.11	3	785,650.00	785,650.00	14	4,104,457.79
180 days	2	156,000.00	0	0.00	2	368,897.02	2	483,600.62	483,874.13	6	1,008,497.64
181+ days	0	0.00	0	0.00	0	0.00	1	111,925.21	112,444.54	1	111,925.21
Total	3,184	662,885,944.46	6	923,363.28	42	10,181,510.65	7	1,595,958.53	1,597,669.98	3,239	675,586,776.92
Current	94.04%	93.53%	0.03%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	94.07%	93.55%
30 days	2.28%	2.63%	0.03%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	2.32%	2.67%
60 days	1.30%	1.26%	0.00%	0.00%	0.09%	0.10%	0.00%	0.00%	0.00%	1.39%	1.36%
90 days	0.37%	0.42%	0.03%	0.01%	0.37%	0.32%	0.00%	0.00%	0.00%	0.77%	0.75%
120 days	0.22%	0.23%	0.06%	0.05%	0.49%	0.58%	0.03%	0.03%	0.03%	0.80%	0.90%
150 days	0.03%	0.02%	0.03%	0.02%	0.28%	0.45%	0.09%	0.12%	0.12%	0.43%	0.61%
180 days	0.06%	0.02%	0.00%	0.00%	0.06%	0.05%	0.06%	0.07%	0.07%	0.19%	0.15%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.02%	0.02%	0.03%	0.02%
Total	98.30%	98.12%	0.19%	0.14%	1.30%	1.51%	0.22%	0.24%	0.24%	100.00%	100.00%

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RS3
October 25, 2006

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,075	420,150,056.90	0	0.00	0	0.00	0	0.00	0.00	2,075	420,150,056.90
30 days	34	9,966,058.63	1	266,075.24	0	0.00	0	0.00	0.00	35	10,232,133.87
60 days	15	3,017,806.67	0	0.00	2	459,338.58	0	0.00	0.00	17	3,477,145.25
90 days	7	2,156,464.89	1	72,391.62	3	368,491.49	0	0.00	0.00	11	2,597,348.00
120 days	3	1,015,012.46	1	167,282.86	9	2,357,502.73	1	214,782.70	215,701.31	14	3,754,580.75
150 days	0	0.00	0	0.00	2	730,903.14	2	253,650.00	253,650.00	4	984,553.14
180 days	2	156,000.00	0	0.00	1	92,000.00	2	483,600.62	483,874.13	5	731,600.62
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**2,136**	**436,461,399.55**	**3**	**505,749.72**	**17**	**4,008,235.94**	**5**	**952,033.32**	**953,225.44**	**2,161**	**441,927,418.53**

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
Current	96.02%	95.07%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.02%	95.07%
30 days	1.57%	2.26%	0.05%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	1.62%	2.32%
60 days	0.69%	0.68%	0.00%	0.00%	0.09%	0.10%	0.00%	0.00%	0.00%	0.79%	0.79%
90 days	0.32%	0.49%	0.05%	0.02%	0.14%	0.08%	0.00%	0.00%	0.00%	0.51%	0.59%
120 days	0.14%	0.23%	0.05%	0.04%	0.42%	0.53%	0.05%	0.05%	0.05%	0.65%	0.85%
150 days	0.00%	0.00%	0.00%	0.00%	0.09%	0.17%	0.09%	0.06%	0.06%	0.19%	0.22%
180 days	0.09%	0.04%	0.00%	0.00%	0.05%	0.02%	0.09%	0.11%	0.11%	0.23%	0.17%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**98.84%**	**98.76%**	**0.14%**	**0.11%**	**0.79%**	**0.91%**	**0.23%**	**0.22%**	**0.22%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2006-RS3

October 25, 2006

Group II	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	971	211,752,538.91	1	108,729.76	0	0.00	0	0.00	0.00	972	211,861,268.67
30 days	40	7,811,914.13	0	0.00	0	0.00	0	0.00	0.00	40	7,811,914.13
60 days	27	5,463,660.43	0	0.00	1	218,695.00	0	0.00	0.00	28	5,682,355.43
90 days	5	694,005.61	0	0.00	9	1,806,096.87	0	0.00	0.00	14	2,500,102.48
120 days	4	558,425.83	1	142,659.12	7	1,593,905.85	0	0.00	0.00	12	2,294,990.80
150 days	1	144,000.00	1	166,224.68	7	2,277,679.97	1	532,000.00	532,000.00	10	3,119,904.65
180 days	0	0.00	0	0.00	1	276,897.02	0	0.00	0.00	1	276,897.02
181+ days	0	0.00	0	0.00	0	0.00	1	111,925.21	112,444.54	1	111,925.21
Total	**1,048**	**226,424,544.91**	**3**	**417,613.56**	**25**	**6,173,274.71**	**2**	**643,925.21**	**644,444.54**	**1,078**	**233,659,358.39**

Current	90.07%	90.62%	0.09%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	90.17%	90.67%
30 days	3.71%	3.34%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.71%	3.34%
60 days	2.50%	2.34%	0.00%	0.00%	0.09%	0.09%	0.00%	0.00%	0.00%	2.60%	2.43%
90 days	0.46%	0.30%	0.00%	0.00%	0.83%	0.77%	0.00%	0.00%	0.00%	1.30%	1.07%
120 days	0.37%	0.24%	0.09%	0.06%	0.65%	0.68%	0.00%	0.00%	0.00%	1.11%	0.98%
150 days	0.09%	0.06%	0.09%	0.07%	0.65%	0.97%	0.09%	0.23%	0.23%	0.93%	1.34%
180 days	0.00%	0.00%	0.00%	0.00%	0.09%	0.12%	0.00%	0.00%	0.00%	0.09%	0.12%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.05%	0.05%	0.09%	0.05%
Total	**97.22%**	**96.90%**	**0.28%**	**0.18%**	**2.32%**	**2.64%**	**0.19%**	**0.28%**	**0.28%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	75	18,044,048.00	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.32%	2.67%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	45	9,159,500.68	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	1.39%	1.36%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	25	5,097,450.48	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.77%	0.75%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	26	6,049,571.55	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.80%	0.90%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	14	4,104,457.79	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.43%	0.61%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	6	1,008,497.64	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.19%	0.15%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	1	111,925.21	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.03%	0.02%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Group II	Loss Count	0	1	0	0	1
	Beginning Aggregate Scheduled Balance	0.00	59,355.00	0.00	0.00	59,355.00
	Principal Portion of Loss	0.00	59,355.00	0.00	0.00	59,355.00
	Interest Portion of Loss	0.00	3,172.30	0.00	0.00	3,172.30
	Total Realized Loss	0.00	62,527.30	0.00	0.00	62,527.30
Deal Totals	**Loss Count**	**0**	**1**	**0**	**0**	**1**
	Beginning Aggregate Scheduled Balance	**0.00**	**59,355.00**	**0.00**	**0.00**	**59,355.00**
	Principal Portion of Loss	**0.00**	**59,355.00**	**0.00**	**0.00**	**59,355.00**
	Interest Portion of Loss	**0.00**	**3,172.30**	**0.00**	**0.00**	**3,172.30**
	Total Realized Loss	**0.00**	**62,527.30**	**0.00**	**0.00**	**62,527.30**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Group II	Loss Count	0	1	0	0	1
	Total Realized Loss	0.00	62,527.30	0.00	0.00	62,527.30
Deal Totals	**Loss Count**	**0**	**1**	**0**	**0**	**1**
	Total Realized Loss	**0.00**	**62,527.30**	**0.00**	**0.00**	**62,527.30**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%
Group II	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	62,527.30	62,527.30
	Net Loss % [2]	0.02%	0.02%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**62,527.30**	**62,527.30**
	Net Loss % [2]	**0.01%**	**0.01%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%
Group II	Monthly Default Rate	0.02%	0.02%	0.01%		0.01 %
	Constant Default Rate	0.30%	0.24%	0.12%		0.12%
Deal Totals	**Monthly Default Rate**	**0.01%**	**0.01%**	**0.00%**		**0.00 %**
	Constant Default Rate	**0.10%**	**0.08%**	**0.04%**		**0.04%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *\ldots* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$, where m is number of months in period

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Swap Agreement	Hsbc Bank Usa	12/25/2011	3,098,619.63	3,127,687.36

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	8,627,665.10	8,627,665.10	0.00	8,627,665.10	8,627,665.10

GMAC RFC

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,206,282.42
(2)	Interest Losses	3,172.30
(3)	Subsequent Recoveries	0.00
(4)	Credit Risk Management Fee	7,232.61
(5)	Interest Adjustment Amount	0.00
(6)	Swap Payment Amount - IN	0.00
(7)	Swap Payment Amount - OUT	29,067.73
(8)	Certificate Interest Amount	3,171,944.55
(9)	OC Reduction Amount	0.00
(10)	Excess Cashflow Prior to OC Provisions	994,865.25

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	994,865.25
(1)	Principal Portion of Realized Loss covered by Swap	0.00
(2)	Overcollateralization Increase covered by Swap	0.00
(3)	Prepayment Interest Shortfall covered by Swap	0.00
(4)	Prior Unpaid Prepayment Interest Shortfall covered by Swap	0.00
(5)	Basis Risk Shortfall covered by Swap	0.00
(6)	Relief Act Shortfall covered by Swap	0.00
(7)	Unreimbursed Realiazed Loss covered by Swap	0.00
(8)	Unreimbursed Principal Portion of Realized Losses	0.00
(9)	Principal Portion of Realized Losses	59,355.00
(10)	Overcollateralization Increase	0.00
(11)	Prepayment Interest Shortfall	0.00
(12)	Unpaid PPIS With Accrued Interest	0.00

(13)	Basis Risk Shortfall Carry-Forward Amount	1,394.66
(14)	Relief Act Shortfall	0.00
(15)	Unreimbursed Realized Losses	0.00
(16)	Swap Termination Payment Amount	0.00
(17)	To Class SB Certificates	934,115.59

GMAC RFC

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	613,305,601.84
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	6
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	11.99322800%
Specified Senior Enhancement Percent - Target value	21.60000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	3.19673300%
Senior Enhancement Delinquency Percentage - Target Value	5.57685100%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00833400%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

19. Lender Paid Mortgage Insurance

	Claims Paid		Claims Denied		Claims Outstanding	
	Count	Amount	Count	Amount	Count	Amount
Group I	0	0.00	0	0.00	0	0.00
Group II	0	0.00	0	0.00	0	0.00
Deal Total	0	0.00	0	0.00	0	0.00

20. Comments

Comments: As of October 2, 2006, the Bank of New York became the Trustee on all transactions on which JP Morgan Chase Bank was the Trustee.

Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Asset Mortgage Products., 2006-RS3
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	19,168,503.10
Prepayment Premium	96,727.30
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	3,667,976.59
Other Deposits/Adjustments (including Derivative Payment)	46,213.59
Total Deposits	22,979,420.58

Uses of Funds	Amount
Transfer to Certificate Account	22,947,672.11
Reimbursed Advances and Expenses	2,680.77
Master Servicing Compensation	0.00
Derivative Payment	29,067.73
Total Withdrawals	22,979,420.61
Ending Balance	0.00